08000215

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 9, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2008 JAN 15 A 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 16 2008
THOMSON FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
2 January & 9 January 2008 (ASX: Announcement & Media Release – Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

2 January 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE: MULTI-WELL EXPLORATION/APPRAISAL DRILLING PROGRAMME COMMENCES, OFFSHORE CHINA

FAR is pleased to announce the commencement of a multi-well exploration/appraisal drilling programme in Block 22/12, Beibu Gulf, Offshore China.

At 0500 hrs (local time) on 1 January 2008 the Premium "*Murmanskaya*" jack-up rig commenced drilling the Wei 6-12W-1 well on the Wei 6-12 West Prospect, a stratigraphic-structural feature approximately 2.5 kilometres northwest of the Wei 6-12S-1 oil discovery which the Joint venture made in 2006.

The well, which is in 30 m of water, is expected to reach Total Depth of approximately 2,425 metres later this month. The commencement of the drilling programme was delayed by approximately two weeks because of rig equipment malfunctions which have now been rectified.

As of 0600hrs (local time) on 2nd January 2008 the current operation was drilling ahead in 17½ inch hole at 560 metres.

The second well in the programme will test the Wei 6-12 East Prospect, a structural-stratigraphic feature 1.7 kilometres east of the Wei 6-12S-1 oil discovery.

The third well in the programme will be Wei 12-2-2 which will appraise a structure in the southern part of the Block which tested oil in 1993.

There is a potential for a fourth well in the form of a sidetrack/step-out if one of the first three wells makes a discovery which requires immediate appraisal. All of the wells will be operated by ROC using the Premium "*Murmanskaya*" jack-up drilling rig. The entire drilling programme is expected to be completed by the end of 1Q 2008.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Commenting on the commencement of the drilling programme, the Operator's Chief Executive Officer, stated that:

- *Between 2002 and 2006 the Joint Venture drilled two structures in the northern part of the Block and made two oil discoveries, both of which are now the subject of development planning studies. The first two wells of the current drilling programme are located in the same area but because they are testing targets that are primarily stratigraphic, not structural, there will be a commensurate increase in exploration risk - and potential commercial reward.*

- *The proximity of the first two wells in the programme to the two oil accumulations already discovered by the Joint Venture means that a another discovery - or two - would be a healthy addition to the reserve base already established in this part of the Block. However, the commercial potential of the existing discoveries is not dependent upon the outcome of the 2008 drilling programme.*

Participating Interests in Block 22/12 Joint Venture are:

Roc Oil (China) Company .... 40% (Operator)
Horizon Oil Limited 30%
Petsec Petroleum 25%
Oil Australia Pty Ltd* 5%

The above interests are subject to Government participation in developments of up to 51%
** A subsidiary of First Australian Resources*

For information on FAR's drilling activities visit our website at www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

9 January 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Wei 6-12W-1 Exploration Well, Beibu Gulf Block 22/12, Offshore China
Preparing to run 13-3/8 inch casing

We have been advised by the operator, ROC Oil (China) Company, that as at 0600 hours (local time) on 9 January 2008, the Premium "Murmanskaya" jack up drilling rig is preparing to run the 13-3/8 inch casing to a depth of 800 mBRT.

The Wei-6-12W-1 well is located approximately 2.5 kilometres northwest of the Wei 6-12S-1 oil discovery.

Participating Interests in the Block 22/12 Joint Venture are:

Roc Oil (China) Company	40%	(Operator)
Horizon Oil Limited	30%	
Petsec Petroleum	25%	
Oil Australia Pty Ltd*	5%	

The above interests are subject to Government participation in developments of up to 51%
** A subsidiary of First Australian Resources Limited*

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Drilling ahead at 12,014 feet – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

We have been advised that since our last report on 28 December 2007, the Schwing #2 well has been deepened from 10,628 feet to 12,014 feet.

Mud log shows with elevated gas readings have been detected at the Bolmex level. These were flagged in predrill prognosis as having lower risk bail out potential and will now require further evaluation by electric logging.

The Schwing #2 well is a deviated 14,500 foot Nodosaria test in which FAR has a 5% working interest (for depths between surface and 14,500 feet). The Schwing #2 well has been engineered in a manner to enable deepening to test the Wilcox formation if the shallower objectives fail to yield a commercial result. The well is targeting gas. FAR has retained its full 17.7 percent rights below 14,500 feet and will determine its level of participation in any deepening if and when a firm proposal is made.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

END

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au